SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

14 Hatidhar Street, Ra'anana 4366516, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By:/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Date: September 11, 2015

MER TELEMANAGEMENT SOLUTIONS LTD.

14 Hatidhar Street

Ra’anana 4366516, Israel

_____________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the 2015 Annual General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, October 28, 2015 at 11:00 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect six directors for terms expiring at our 2016 Annual General Meeting of Shareholders and when their successors are elected and qualified; and

2.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2015, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on September 18, 2015 are entitled to notice of and to vote at the meeting.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about September 23, 2015.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Shareholders’ Meeting on the matter presented for passage.

Joint holders of ordinary shares should note that, pursuant to Article 56 of the Company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders’ Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than October 18, 2015. The deadline for submission of the Board of Directors’ response to such position notices is October 23, 2015.

Sincerely,

Chaim Mer

Chairman of the Board of Directors

September 11, 2015

MER TELEMANAGEMENT SOLUTIONS LTD.

14 Hatidhar Street

Ra’anana 4366516, Israel

_____________________

PROXY STATEMENT

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2015 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held at 11:00 a.m. (Israel time) on Wednesday, October 28, 2015, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the re-election of six directors for terms expiring at our 2016 Annual General Meeting of Shareholders and when their successors are elected and qualified; and (ii) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2015, and authorization of our Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on September 18, 2015, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of September 10, 2015, there were 8,043,380 outstanding ordinary shares.

•	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by timely granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two members present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals. Our review and discussion of our auditor’s report and consolidated financial statements for the year ended December 31, 2014 does not require a vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Chief Financial Officer

Mer Telemanagement Solutions Ltd.

14 Hatidhar Street

Ra΄anana 4366516, Israel

Our CFO will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than October 18, 2015.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2014, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 25, 2015.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 10, 2015 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our current directors; and (iii) all current directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Chaim Mer and Dora Mer	1,254,926	(3)	15.6%
Roger Challen	992,708	(4)	12.3%
Tzvika Friedman	539,940	(5)	6.7%
Adi Orzel	170,124		2.1%
Steven J. Glusband	2,000		*
Yaacov Goldman	--		--
Eytan Barak	--		--
Varda Trivaks	--		--
David Sussan	539,940	(6)	6.7%
Kobi Ram	436,055	(7)	5.4%
Amit Reshef	436,055	(8)	5.4%
All directors and executive officers as a group (13 persons)	3,785,623	(9)	45.4%

___________

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,043,380 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of September 10, 2015.

(3)	Based upon a Schedule 13D/A filed with the SEC on June 15, 2015 and other information available to us. Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 376,882 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)	Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen. Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(5)	Based upon a Schedule 13D filed with the SEC on April 15, 2015 and other information available to us.

(6)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

(7)	Based upon a Schedule 13G filed with the SEC on April 23, 2015 and other information available to us.

(8)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

(9)	Includes 287,598 ordinary shares subject to warrants and options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan and that are all currently exercisable or exercisable within 60 days of the date of this table.

I. RE-ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of up to twelve members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law. Our directors, other than our outside directors, are elected at each annual general meeting of shareholders. Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to re-elect each of our current six directors who is not an outside director, Messrs. Chaim Mer, Roger Challen, Tzvika Friedman, Adi Orzel, Steven J. Glusband and Yaacov Goldman, to hold office until our 2016 Annual General Meeting of Shareholders and until their successors are elected and qualified.

Messrs. Mer, Challen, Glusband and Goldman were elected to serve as members of our Board of Directors by our shareholders at our 2014 annual general meeting of shareholders and Messrs. Friedman and Orzel were elected to serve as members of our Board of Directors by our shareholders at our 2015 extraordinary general meeting held in connection with our acquisition of Vexigo Ltd., an Israeli-based software company, or Vexigo, that closed in April 2015. Each of the director-nominees has submitted a written declaration as required under the Israeli Companies Law. Such declarations are available for review at our registered office.

We elect, pursuant to NASDAQ Stock Market Rule 5615(a)(3), not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders. Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as a director.

If re-elected at the Meeting, we will continue to pay to each of Messrs. Roger Challen and Steven J. Glusband an annual fee of $8,400 and a per meeting attendance fee of $300 and to each of Messrs. Tzvika Friedman and Yaacov Goldman an annual fee of NIS 30,500 (currently approximately $7,760) and a per meeting attendance fee of NIS 1,700 (currently approximately $430). Mr. Chaim Mer, our Chairman of the Board who devotes approximately 20% of his time to our company, receives $7,000 per month and Mr. Adi Orzel, who also serves as the Chairman of Vexigo to which he provides consulting services, receives $4,000 per month.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Nominees for Election as Director

Chaim Mer (67) has served as the Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Roger Challen (69) has served as a director since April 1, 2009. Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions. Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields. Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market. Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc and Data Distributors, Inc., all of which are private companies. Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative. During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements. Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

Tzvika Friedman (54) has served as a director since April 1, 2015. Mr. Friedman is an active investor and coach for companies in the area of on-line advertising, social recommendation, smart acquiring solutions, messaging, homeland security, home networking, Smart meeting application, mobile networks optimization and Algo-Trading. Mr. Friedman served as Alvarion Ltd.’s Chief Executive Officer and President from 2005 through December 2009 and was a member of Alvarion’s board of directors from July 2005 through August 2008. Mr. Friedman joined Floware Wireless Systems Ltd. in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since its merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom Ltd. From 1992 to 1996, Mr. Friedman served as Vice President Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.S. and M.S. in Electrical Engineering, summa cum laude, from the Tel Aviv University, and graduated with distinction with an M.S. from the Sloan Program of Management of the London Business School.

Adi Orzel (43) has served as a director since April 1, 2015 and as the Chairman of the Board of Vexigo since April 2012. Mr. Orzel is also the co-founder & CEO of Warlock Analytics Ltd. Prior to that he was the CEO of Way Better Ltd. Mr. Orzel is a co-founder of Matomy Media Group (MTMY.L), a global performance media company, and served as the CEO of its display division (Matomy Media) from 2006 to 2012 and as the CEO of the performance division (Matomy Market) from October 2010 to March 2012. In 2005-2006 Mr. Orzel served as VP Business Development for Soho Digital International and from 2003-2005 Mr. Orzel was the Executive Director of Advertising at 888.com (888.L). Mr. Orzel holds a B.A., cum laude, in Economics from the Tel Aviv University.

Steven J. Glusband (68) has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman (60) has served as a director since May 2004 and is a member of our audit committee and compensation committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman also serves as a director of Golden House Ltd., Collect Biomed Ltd., Isrotel Ltd., Meitav Dash Investments Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. Proteologics Ltd. and Renewable Resources Ltd. and its affiliated companies. Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd. Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

Outside Directors

The following is information about Mr. Eytan Barak and Mrs. Varda Trivaks, our outside directors (whose current service terms expire in December 2016 and August 2017, respectively):

Eytan Barak has served as an outside director since August 2007 and is the chairman of our audit committee and a member of our compensation committee. Mr. Barak 'was joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provided financial resources and management assistance to start-up companies. Mr. Barak also served as a member of the board of directors, audit committee and investment committee of Eltek Ltd., Spectronix Ltd., Menorah-Mivtachim Mutual Funds Ltd. and Yuval Education Ltd. Mr. Barak serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Meshulam Levinstein Construction and Engineering Ltd., Tel-Aviv National Sport Center Ltd. and Ben-Gurion university Sport Center. From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a member of The Olympic Committee of Israel and of the Ben-Gurion University Board of Governors. Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

Varda Trivaks has served as an outside director since August 2008 and is the chairwoman of our compensation committee and a member of our audit committee. Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and financial committee of Halamish - Municipal Government Company for housing and neighborhood renewal in Tel Aviv Jaffa Ltd. and E. Schnapp & Co. Works Ltd and previously served as a member of the board of directors and audit, balance sheet and compensation committees of Ginegar Plastic Products Ltd. From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance. From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

OUTSIDE AND INDEPENDENT DIRECTORS; BOARD COMMITTEES

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing.  The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

 In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Outside directors are elected by shareholders.  In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the outside director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed 2% of the outstanding voting power in the company.

An outside director may be re-elected in one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term or if the outside director nominated her or himself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceed 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Israeli Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors exercising powers delegated by the Board must include at least one outside director and the audit committee and compensation committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  We have provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors within the meaning of the NASDAQ Stock Market Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years (subject to the right to extend such period for additional three-year terms granted to certain companies, including companies whose shares are listed on Nasdaq) and the audit committee has approved that he or she meets the independence requirements of an outside director.  A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, a publicly traded company may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will be independent.  We have not included such a provision in our articles of association.

Our Board of Directors has determined that our outside directors, Mr. Eytan Barak and Ms. Varda Trivaks, both qualify as independent directors under the rules of the SEC and NASDAQ.  Our Board of Directors has further determined that Mr. Yaacov Goldman qualifies as an independent director under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  The Israeli Companies Law provides that the roles of an audit committee are: (i) monitoring deficiencies in the business management of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the board of directors, (ii) determining whether or not certain related party actions and transactions and actions taken by office holders that  are “material actions” or “extraordinary transactions” in connection with their approval procedures as more fully described above, (iii) determining in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (event if they are not extraordinary transactions) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance), (iv) determining whether to approve actions and transactions that require audit committee approval under the Israeli Companies Law, (v) determining the method of approval of non-negligible transactions (i.e. transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligible), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non-negligible based on criteria determined once a year in advance), (vi) in a company in which the work plan of the internal auditor is approved by the board – examining the work plan before it is submitted to the board and suggesting revisions, (vii) assessing the company’s internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required for the performance of its role, taking into account, among others, the special needs and size of the company, (viii) examining the scope of work and compensation of the company’s independent auditor and (ix) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company’s business and with the protection provided to such employees.   Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and it otherwise meets the composition requirements of the Israeli law.

Our audit committee consists of three members of our Board of Directors who satisfy the “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Eytan Barak and Yaacov Goldman and Ms. Varda Trivaks.  Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert.  The audit committee meets at least once each quarter.

Compensation Committee

In accordance with the Israeli Companies Law, our compensation committee’s role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) determine whether a transaction  is exempt from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

In accordance with the Israeli Companies Law, our compensation committee must consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  Similar  restrictions to the restrictions on the actions and membership in the audit committee, as discussed above under “Audit Committee”, are imposed on the compensation committee, with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  We have established a compensation committee that is currently composed of Ms. Varda Trivaks, Mr. Eytan Barak and Mr. Yaacov Goldman.

Our directors and officers compensation policy was initially approved at our 2013 annual general meeting of shareholders and an updated version of such compensation policy was approved at our 2015 extraordinary general meeting of shareholders.

II.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 2 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2015, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services or to delegate such authority to our Audit Committee. With respect to fiscal year 2014, we paid Kost Forer Gabbay & Kasierer approximately $84,000 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2015, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.”

The Board of Directors recommends a vote FOR the foregoing resolution.

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

III. REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2014 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2014, including the auditor’s report and consolidated financial statements for the year ended December 31, 2014, which was filed with the SEC on March 25, 2015, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law pursuant to which only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than September 18, 2015. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than September 25, 2015 by way of issuing a press release and submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors,

Alon Mualem

Corporate Secretary

Dated: September 11, 2015

0

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Alon Mualem and Lior Salansky, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on October 28, 2015 at 11:00 a.m. (Israel time) at the principal offices of the Company, 14 Hatidhar Street, Ra'anana 4366516, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN PROPOSAL 1 AND (ii) PROPOSAL 2.

(Continued and to be signed on the reverse side)

1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

October 28, 2015

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00003333333000000000 0   102815

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS IN PROPOSAL 1 AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To re-elect six directors for terms expiring at the Company's 2016 Annual General Meeting of Shareholders.

NOMINEES:

	FOR	AGAINST	ABSTAIN
CHAIM MER	☐	☐	☐
ROGER CHALLEN	☐	☐	☐
TZVIKA FRIEDMAN	☐	☐	☐
STEVEN J. GLUSBAND	☐	☐	☐
YAACOV GOLDMAN	☐	☐	☐
ADI ORZEL	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company's Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.